SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID No. 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN") hereby announces to its shareholders and the market in general, in continuity with the relevant fact released on October 30, 2023, that CSN has concluded, on this date, the acquisition of shares issued by Panatlântica S.A., a company registered with the Corporate Taxpayer’s ID under No. 92.693.019/0001-89 ("Panatlântica"), representing 18.61% of the total capital of Panatlântica (“Transaction”), at a total price of R$ 150,000,000.00 (one hundred and fifty million reais), to be paid in national currency in 6 (six) annual installments, the first on January 15, 2024 and the remaining installments on the five subsequent anniversaries of the closing date of the Transaction, as set forth in the Purchase and Sale Agreement of Shares and Other Covenants (“Purchase and Sale Agreement") signed on October 27, 2023.

As a result of the Transaction, and under the terms of the Purchase and Sale Agreement, CSN now holds shares issued by Panatlântica representing 29.91% of the share capital of Panatlântica. Also, as a result of the Transaction, it was signed on this date, between CSN and L.P. Aços Participações Ltda., registered with the Corporate Taxpayer’s ID under No. 53.199.162/0001-67, a Shareholders Agreement of Panatlântica.

The Transaction is part of CSN’s strategy in advancing in the value chain of the steel segment, increasing its competitivity upon the reinforcement of its distribution channels and levels of services to the final clients.

São Paulo, January 15, 2024.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.